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Women-ownedMinority-owned
Miss Prissy's

Food Service

431 South Warren Street
Syracuse, NY 13202
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Miss Prissy's is seeking investment to expand into a new location in Downtown Syracuse.
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SUPERIOR SERVICE. STELLAR FOOD.

At Miss Prissy's, our main goal is to provide superior service and stellar food in everything that we do. Our catered events are about making your vision a reality, with the success of your gathering as our most important priority. Food is who I am. Growing up, in everything our family experienced, from life to death, the importance of good food was the nucleus. Either you enjoy doing it and have a heart for it or leave it alone.

When you do serve, you serve and present as if you were serving royalty. You make people feel special. They walk away with an experience, and you walk away not only with a reputation but knowing you contributed to their happiness even if it was only through a meal. Hence our tag line of Superior Service. Stellar Food. There are not many options for American Soul Food served with class and style in our area and there is a need for it. I decided to create a company to meet the need, using the model that my family instilled in me when I was growing up. We got here by being persistent. I have been trying my hand at this for 17 years but with faith, determination, a great support system, and lots of love, and business is growing steadily.

Due to the strong community support that we've received over the past few years, it's time for the next chapter of Miss Prissy's. We hope you'll join us as an investor as we expand to a new location in Downtown Syracuse.

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MEET MISS PRISSY'S
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OUR STORY

Miss Prissy's was established in 2017 and currently operates as a carry out restaurant in the Salt City Market. We serve delectable home cooked favorites as one of the few soul food restaurants in the area. Our mission is to continue to restore unity and joy to our community one plate at a time with high-quality meals and beverages in a clean and fun atmosphere while providing friendly and exceptional customer service. Miss Prissy's creates memorable moments utilizing food.

Our current home is a 440 sq. ft. food stall in the Salt City Market, a $22M project of Syracuse Urban Partnership, a two-year-old nonprofit under the Allyn Family Foundation in Downtown Syracuse.

Our customers include Upstate Hospital, Crouse Hospital, Centerstate CEO, Southwest Community Center, NY Funders, Syracuse University, Key Bank, Syracuse Cooperative Market along with numerous other not for profit entities, churches, and our Miss Prissy family.

The Salt City Market has served us well, however, the customer demand for expanded services that we are unable to offer at our Salt City location has caused us to set our sights on a new home.

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THE NEXT CHAPTER OF MISS PRISSY'S

We have secured a lease for a 3,000 square foot renovated storefront on South Warren Street in the progressive Downtown Area.

Located between Jefferson and East Onondaga Streets in Downtown Syracuse near multiple businesses
Will include table and lounge seating for approximately 70 people
Bar/Counter seating for approximately 12 people
Private Meeting/Small Conference area
Onsite parking is limited; however, conversations are ongoing to pair the nearby lot and garages for validated customer parking.

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A UNIQUE OFFERING FOR DOWNTOWN SYRACUSE

As a reputable black-owned business in Syracuse, we're proud to offer delicious soul food with a superior customer experience. We believe that our unique menu and experience will make us the go-to option for our target market of family-oriented professionals seeking great food.

We have few direct competitors: there are only 2 other African American owned food establishments, and one of them is only open on the weekends with inconsistent offerings.

Indirect competitors for catering include Wegmans and Diamond Catering; however, it was discovered with polls that the market is bored with large impersonal caterers and other chain restaurants.

In the past year people in Syracuse spent over $1500 on food outside of the home, and that figure is expected to climb by 5% in the upcoming year. Every dollar in food spent away from home contributes $1.990 to the local economy, and we believe that we're well suited to become a popular option for residents looking to dine out.

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OUR MENU

We offer creative, colorful twists on Southern dishes as well as the traditional offerings. Our menu presents a welcomed change to the city of Syracuse where soul food options are very limited.

We partner with local businesses and suppliers such as Guinta Produce, Mineo Wholesale, Pepsi, local farms, and Paul Nojaim to provide quality ingredients at an affordable cost.

Our menu will include vegan, vegetarian, and gluten-free options to better serve the needs of our community
The new location will include a liquor license and a full bar
Additional revenue streams will include full-service catering and holiday meals, as well as Miss Prissy's Sassy Sauce.
Miss Prissy's Sassy Sauce, launched in 2022, can be found in local supermarkets in and around Syracuse.

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THE TEAM

Dreamer L. Glen
Co-Owner

Dreamer L. Glen is a highly skilled self-taught cook. She is responsible for the Stellar Food. For the past 21 years, she started out servicing clients through her home-based catering and lunch delivery service and now runs a successful stall in the Salt City Market. This venture was birthed not only out of her love for cooking but a need. Terminated from her job after difficult childbirth and the death of her firstborn child cooking served to be therapeutic. She has years of experience with party/event coordination and feeding large crowds. In the past she has also supervised and managed staff in excess of forty people. She holds a MS from the State University of New York at Albany. She is also a graduate of the Upstart Business Training Program.

Cyrus L. Thornton
Co-Owner

Cyrus L. Thornton is the half of the team that is responsible for the Superior Service. He has over 15 years of experience in management of the Not-for-Profit sector. Over his years of facilitating and planning meetings he has gained the characteristic of paying attention to the details. Cyrus is passionate about how things will work and flow logistically. He has experience in managing budgets and financials as he serves as the treasurer for several organizations. With him at the helm of these organizations they have flourished. His attention to detail and logistics makes every Miss Prissy event unforgettable. He has a bachelor's degree from Benedict College and is also a graduate of Upstart Business Training Program.

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PRESS

Putting the soul in soul food, two restaurant owners share their love of cooking family recipes

SYRACUSE, N.Y. (WSYR-TV) — For as long as she can remember, Dreamer Glen has been cooking. “My Granny taught me everything I know about cooking because she loved to do it,” Glen r...

PHOTO ESSAY: Black women are at the forefront of new businesses in Syracuse

A recently released survey by the Downtown Committee of Syracuse gave us some insights into who is opening up businesses in the city’s core. Much like the rest of the country, Syracuse has seen the number of businesses owned by Black women increase over the past five years.

Salt City Market, celebrating international cuisines, opens for business in Syracuse

The doors are now officially open at the new Salt City Market in downtown Syracuse. The 78,000 square-foot space features 11 vendors with different cuisines including: Baghdad Restaurant (serving Middle Eastern food) Big in Burma (Burmese food) Cake Bar (cakes and cupcakes), Erma's Island (Jamaican) Farm Girl + Catalpa (Juice, flowers) Firecracker Thai Kitchen (Thai) Mamma Hai (Vietnamese) Miss Prissy's (Soul food) Pies The Limit (Sweet and savory pies) Salt City Coffee & Bar.

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2,000 people

Social Media Followers

3,000 sq. ft.

Floor Space

$1,000,000

Projected Annual Revenue

4.3 stars

Yelp Rating

2017

Founded

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Order Online

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Buildout $46,625

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,145,860 $1,191,694 $1,239,362 $1,288,936 $1,340,493

Cost of Goods Sold $384,201 $399,568 $415,550 $432,171 $449,457

Gross Profit $761,659 $792,126 $823,812 $856,765 $891,036

EXPENSES

Rent $11,700 $15,000 $18,300 $18,300 $18,300

Utilities $5,736 $5,965 $6,203 $6,451 $6,709

Payroll $179,996 $184,495 $189,107 $193,834 $198,679

Payroll Taxes & Workers Comp $18,720 $19,188 $19,667 $20,158 $20,661

Payroll Processing $18,720 $19,188 $19,667 $20,158 $20,661

POS System $2,520 $2,583 $2,647 $2,713 $2,780

Auto Expense $3,996 $4,095 $4,197 $4,301 $4,408

Square Fees $42,970 $44,044 $45,145 $46,273 $47,429

Travel Expense $20,400 $20,910 $21,432 $21,967 $22,516

Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245

Office Expenses $6,000 $6,150 $6,303 $6,460 $6,621

Advertising $6,000 $6,150 $6,303 $6,460 $6,621

Other Misc. Expenses $45,013 $46,138 $47,291 $48,473 $49,684

Operating Profit $387,888 $405,920 $424,943 $448,295 $472,722

This information is provided by Miss Prissy's. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Business Plan - 431 Warren Street.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends June 16th, 2023

Summary of Terms

Legal Business Name Miss Prissy's LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.3%-3.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Forecasted milestones

Miss Prissy's forecasts the following milestones:

Hire for the following positions by January 2024: 5 Sous Chefs, 15 Servers, 1 Event Coordinator, 4 Mixologists, 2 Managers

Achieve over 1 million in revenue year by 2026.

Achieve a net profit of over $300,000 per year by 2026.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Miss Prissy's to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Miss Prissy's operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Miss Prissy's competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Miss Prissy's's core business or the inability to compete successfully against the with other competitors could negatively affect Miss Prissy's's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Miss Prissy's's management or vote on and/or influence any managerial decisions regarding Miss Prissy's. Furthermore, if the founders or other key personnel of Miss Prissy's were to leave Miss Prissy's or become unable to work, Miss Prissy's (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Miss Prissy's and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Miss Prissy's is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Miss Prissy's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Miss Prissy's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Miss Prissy's

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Miss Prissy's's financial performance or ability to continue to operate. In the event Miss Prissy's ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Miss Prissy's nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Miss Prissy's will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Miss Prissy's is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Miss Prissy's will carry some insurance, Miss Prissy's may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Miss Prissy's could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Miss Prissy's's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Miss Prissy's's management will coincide: you both want Miss Prissy's to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Miss Prissy's to act conservative to make sure they are best equipped to repay the Note obligations, while Miss Prissy's might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Miss Prissy's needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Miss Prissy's or management), which is responsible for monitoring Miss Prissy's's compliance with the law. Miss Prissy's will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Miss Prissy's is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Miss Prissy's fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Miss Prissy's, and the revenue of Miss Prissy's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Miss Prissy's to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Miss Prissy's. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

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